N8C RESOURCES INC.

94 Point Four St., P.O. Box 1968GT
Grand Cayman, Cayman Islands
Tel: 345-949-2700 Fax: 345-949-0716

April 15, 2005

China NetTV Holdings Inc.
#536 – 999 Canada Place
Vancouver, B.C. V6C 3E2

Dear Sirs:

This letter confirms our agreement in relation to the Loans from N8C Resources Inc. as Lender to Highland Mining Inc. as the Borrower, pursuant to a Loan Agreement executed May 27, 2005:

1. Notwithstanding any provisions in the Loan Agreement to the contrary, we hereby grant to you an irrevocable right, whereby title to and interest in 50% of the Loans amount outstanding at the time your exercise, to a maximum of US$4 million, shall be sold, transferred and assigned to you for US$1.00, such right to be exercised by you at any time during the term of the Loan Agreement when any demand is made by the Lender.

2. Upon your exercise of the right by way of a written notice, you will be entitled to such right and power as Lender in relation to 50% of the Loans then outstanding. We agree to execute such further documents as necessary to effect and evidence the transactions contemplated hereunder.

3. Any amount of the Loans sold, transferred and assigned to you shall rank equally with the Lender's remaining portion of the Loans in connection with the right to repayment thereof.

Any capitalized terms in this letter shall have the same meaning as defined in the Loan Agreement.

N8C Resources Inc.

Per: ______________________
Authorized Signatory

Printed Name: Ronald W. Thiessen

Accepted by China NetTV Holdings Inc. this 27 day of May, 2005

Per: ______________________
Authorized Signatory

Printed Name: Maurice Tsakok

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